Issuer Free Writing Prospectus dated June 4, 2015

to Preliminary Prospectus dated June 3, 2015

Registration Statement No. 333-193163

Filed Pursuant to Rule 433

ANADARKO ANNOUNCES:

•	PRICING OF PUBLIC OFFERING OF 8,000,000 WGP-LINKED 7.50-PERCENT TANGIBLE EQUITY UNITS, AND

•	PRICING OF PUBLIC SECONDARY OFFERING OF 2,000,000 OF ITS WGP COMMON UNITS

HOUSTON, June 4, 2015 – Anadarko Petroleum Corporation (NYSE: APC) today announced the pricing of its registered underwritten public offering (the TEU offering) of 8,000,000 7.50-percent tangible equity units (TEUs), with a stated amount per TEU of $50, resulting in net proceeds to Anadarko of approximately $387.1 million, and the pricing of the concurrent registered public offering (the WGP secondary offering) of 2,000,000 common units representing limited partner interests in Western Gas Equity Partners, LP (NYSE: WGP), which were offered to the public at $58.20 per common unit. WGP is a subsidiary of Anadarko formed to own partnership interests in Western Gas Partners, LP (NYSE: WES), a separate subsidiary of Anadarko formed to acquire, own, develop and operate midstream energy assets. Each offering is expected to close on June 10, 2015, subject to customary closing conditions, and neither closing is contingent on the other.

Each TEU is comprised of a prepaid equity purchase contract and a senior amortizing note. Unless earlier settled, each prepaid equity purchase contract will automatically settle on June 7, 2018 (subject to postponement in limited circumstances) for between 0.7159 and 0.8591 WGP common units, subject to adjustments and subject to Anadarko’s right to elect to deliver shares of its own common stock in lieu of such WGP common units. The number of WGP common units, or shares of Anadarko’s common stock, as the case may be, to be delivered by Anadarko will be based on the average of the daily volume-weighted average prices of WGP common units for the 20 consecutive trading days beginning on, and including, the 23rd scheduled trading day immediately preceding June 7, 2018. Each amortizing note will pay equal quarterly installments of $0.9375, which in the aggregate will be equivalent to a 7.50-percent cash payment per year with respect to each $50 stated amount of TEUs. Such quarterly installment payments will constitute a payment of interest and a partial repayment of principal. The amortizing notes have a final installment payment date of June 7, 2018 and will be unsecured senior obligations of Anadarko. The WGP common units that may be delivered to settle the equity purchase contracts and that are being offered in the WGP secondary offering are owned, directly or indirectly, by a wholly owned subsidiary of Anadarko, and WGP is not issuing securities in either offering.

J.P. Morgan Securities LLC served as sole book-running manager for the TEU offering and joint book-running manager for the WGP secondary offering. Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC also served as joint book-running managers for the WGP secondary offering. The underwriters of the TEU offering have a 30-day option to purchase up to an additional 1,200,000 TEUs, solely to cover over-allotments, and the underwriters of the WGP secondary offering have a 30-day option to purchase up to an additional 300,000 common units. Proceeds from each of the offerings will be used for Anadarko’s general corporate purposes.

The TEU offering was made solely by means of a base prospectus and related prospectus supplement of Anadarko, and a base prospectus and related prospectus supplement of WGP relating to the WGP common units that are deliverable upon settlement of the equity purchase contracts. The WGP secondary offering was made solely by means of the same base prospectus of WGP and a separate prospectus supplement of WGP relating to the WGP common units offered by Anadarko’s wholly owned subsidiary. Copies of each of the base prospectuses and related prospectus supplements can be obtained by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, via telephone at 866.803.9204, or by e-mailing prospectus-eq_fi@jpmchase.com. Copies of the base prospectus of WGP and the prospectus supplement of WGP relating to the WGP secondary offering can also be obtained by contacting Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, NY 11717, or by calling (888) 603-5847 or by emailing Barclaysprospectus@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (800) 831-9146, or by emailing prospectus@citi.com; Deutsche Bank Securities, Attn:

Prospectus Group, 60 Wall Street, New York, NY 10005-2836, or by calling (800) 503-4611, or by emailing prospectus.CPDG@db.com; and Wells Fargo Securities, 375 Park Avenue, New York, New York 10152, Attention: Equity Syndicate Department, or by calling (800) 326-5897, or by emailing cmclientsupport@wellsfargo.com. Investors may obtain these documents free of charge by visiting the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This news release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The TEU offering was made only through the base prospectus of Anadarko as supplemented, which is part of a shelf registration statement that became effective on Nov. 8, 2013, and as amended on June 3, 2015, and the base prospectus of WGP as supplemented, which is part of a shelf registration statement that became effective on Jan. 15, 2014. The WGP secondary offering was made through the same base prospectus of WGP, as separately supplemented, which is part of WGP’s shelf registration statement that became effective on Jan. 15, 2014.

Anadarko Petroleum Corporation’s mission is to deliver a competitive and sustainable rate of return to shareholders by exploring for, acquiring and developing oil and natural gas resources vital to the world’s health and welfare. As of year-end 2014, the company had approximately 2.86 billion barrels-equivalent of proved reserves, making it one of the world’s largest independent exploration and production companies.

Western Gas Equity Partners, LP (WGP) is a Delaware master limited partnership formed by Anadarko to own the following types of interests in Western Gas Partners, LP (WES): (i) the general partner interest and all of the incentive distribution rights in WES, both owned through WGP’s 100-percent ownership of WES’s general partner, and (ii) a significant limited partner interest in WES.

WES is a growth-oriented Delaware master limited partnership formed by Anadarko Petroleum Corporation to acquire, own, develop and operate midstream energy assets. With midstream assets located in the Rocky Mountains, the Mid-Continent, North-central Pennsylvania and Texas, WES is engaged in the business of gathering, processing, compressing, treating and transporting natural gas, condensate, natural gas liquids and crude oil for Anadarko, as well as for other producers and customers.

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Anadarko believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this news release. See “Risk Factors” in Anadarko’s and WGP’s 2014 Annual Reports on Forms 10-K, Quarterly Reports on Forms 10-Q and other public filings and news releases. Anadarko and WGP undertake no obligation to publicly update or revise any forward-looking statements.

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ANADARKO CONTACTS

INVESTORS:

John Colglazier, john.colglazier@anadarko.com, 832.636.2306

Robin Fielder, robin.fielder@anadarko.com, 832.636.1462

Jeremy Smith, jeremy.smith@anadarko.com, 832.636.1544

MEDIA:

John Christiansen, john.christiansen@anadarko.com, 832.636.8736

WESTERN GAS EQUITY PARTNERS, LP CONTACT

Benjamin Fink, benjamin.fink@westerngas.com, 832.636.6010